Exhibit 3.35(b)

FIRST AMENDMENT TO THE
AMENDED AND RESTATED OPERATING AGREEMENT OF
LGI HOMES – NC, LLC

Pursuant to Section 11 of the Amended and Restated Operating Agreement of LGI HOMES – NC, LLC, a North Carolina limited liability company (the “Company”), effective as of September 30, 2014 (the “Original Agreement”), the undersigned, being the sole Member of the Company, hereby amends the Original Agreement as follows:

1.	Amendment to Section 7. The sixth sentence of Section 7(a) of the Original Agreement is hereby deleted in its entirety and replaced with the following:

“LGI Homes Group, LLC, a Texas limited liability company, is the Principal Manager of the Company.”

2.	Section 7(c) of the Original Agreement is hereby deleted in its entirety.

3.	Amendment to Section 8. Section 8 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

Section 8. “Exculpation and Indemnification. No Member, Manager or Officer shall be liable to the Company or any other person or entity for any loss, damage or claim incurred by reason of any act or omission perfomled or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that a Member, Manager or Officer shall be liable for any loss, damage or claim incurred by reason of such person’s willful misconduct. To the full extent permitted by applicable law, each Member, Manager and Officer shall be entitled to defense and indemnity from the Company for any loss, damage or claim suffered by or asserted against such Member, Manager or Officer by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement. Any indemnity under this Section 8 shall be provided out of and to the extent of Company assets or insurance only, and no Member, Manager or Officer shall have personal liability on account thereof.”

4.	Remaining Provisions Unchanged. Except as amended by this First Amendment, all terms and provisions of the Original Agreement shall remain in full force and effect.

5.	Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Original Agreement.

6.
Governing Law.  This First Amendment shall be governed by and construed and enforced in accordance with the internal laws of the state of north carolina without regard to principals of conflicts of laws.

7.
Severability. If any provision of this First Amendment or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of the Original Agreement, as amended by this First Amendment, shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

DATED AND EFFECTIVE as of this 3 day of June, 2016.

SOLE MEMBER:

LGI HOMES GROUP, LLC

By:	/s/ Eric T. Lipar
Eric T. Lipar, Manager

[First Amendment to the Amended and Restated Operating Agreement of LGI Homes - NC, LLC]